INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

June 29, 2012

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File No. 812-21719 (the “Registrant”)
on behalf of the Bernzott U.S. Small Cap Value Fund

This letter summarizes the comments provided by Mr. Bo Howell of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on May 22, 2012, regarding Post-Effective Amendment No. 241 to the Registrant’s Form N-1A registration statement with respect to the Bernzott U.S. Small Cap Value Fund series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 264 to Registrant’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Fee and Expense Table

1.  Please include, as an exhibit to the Amendment, a copy of the fee waiver agreement between the Fund and its investment adviser that is referenced in the footnote to the fee and expense table.

Response:  The Fund has included a copy of the fee waiver agreement with its investment advisor, Bernzott Capital Advisors (the “Advisor”), as an exhibit to the Amendment.

Principal Investment Strategies

2.  Provide a definition for U.S. companies.

Response:  The following disclosure has been added:

Under normal circumstances, the Fund will invest at least 80% of its net assets (including amounts borrowed for investment purposes) in common stock of small capitalization companies that are organized in the United States and the securities of which are principally traded on a major U. S. exchange.(Emphasis added).

3.  In the response letter, provide the basis and independent back-up for defining small-cap as capitalization of up to $5 billion.

Response:  The definition disclosed in the Prospectus for small cap companies has been changed to companies with market capitalization of up to $3.3 billion.

4.  The first sentence uses the reference to “net assets” while the second to last sentence uses a reference to “total net assets”. Explain the difference.

Response:  The reference in the second to last sentence has been changed to “net assets” for consistency.

5.  Provide disclosure regarding focused investment risk, since the Fund will hold a small number of positions.

Response:  The following disclosure has been added to the principal risk sections:

Focused Investment Risk.  Although the Fund is diversified, the Advisor focuses its investments in the securities of a comparatively small number of issuers.  Many financial experts may take the position that investing a portfolio in a limited number of issuers results in greater market risk and potential losses than if the portfolio’s assets were diversified among the securities of a greater number of issuers.

Principal Risks of Investing

6.  For the risk factor entitled “Small-Cap Company Risk,” include disclosure about liquidity risk.

Response:  The following disclosure has been added to the risks sections:

Small-Cap Company Risk.  These securities may be subject to more abrupt or volatile market movements and may have lower trading volumes or more erratic trading than securities of larger-sized companies or the market averages in general. Since equity securities of smaller companies may lack sufficient market liquidity and may not be regularly traded, it may be difficult or impossible to sell securities at an advantageous time or a desirable price. (Emphasis added).

Please note that, where appropriate, the Fund has revised in the Amendment its responses to Item 9 of Form N1-A to correspond with the revisions to its responses to Item 4of Form N1-A that are described above.

Management of the Fund

Investment Advisor

7. Provide the Advisor’s assets under management as of a more recent date.

Response:  The disclosure has been corrected to reflect that assets under management are as of January 31, 2012.

Prior performance for Similar Accounts Managed by the Advisor

8. Confirm whether the Advisor managed a registered investment company with a similar investment strategy during the dates of the composite of performance.

Response:  The Registrant confirms that the Advisor did not manage a registered investment company with a similar investment strategy during the dates of the composite performance provided in the Prospectus.

9. Confirm whether the “Net Returns” of the composite have been restated using the Fund’s expenses.  If not, revise the statement to make clearer.

Response:  The “Net Returns” are net of fees and expenses of the composite and have not been restated using the Fund’s expense cap.  The footnote has been revised as follows:

*The actual fees and expenses of the Bernzott Small Cap Value Equity Composite are lower than the anticipated operating expenses of the Fund and, accordingly, the performance results of the composite are greater than the Fund’s performance would have been. (Emphasis added).

10. Provide a brief description of the difference between the GIPS performance calculation to the SEC method of calculating performance.

Response:  The following has been added to the section:

The GIPS total return is calculated by using a methodology that incorporates the time-weighted rate of return concept for all assets, which removes the effects of cash flows.  The SEC standardized total return is calculated using a standard formula that uses the average annual total return assuming reinvestment of dividends and distributions and deduction of sales loads or charges.

11. The footnote for “N.A.” in the second table doesn’t seem to be needed.  Please delete the footnote.

Response:  The footnote has been deleted.

12. Prior to January 1, 2004, the composite was known as the Small/Mid Domestic Equity Composite.  Since the Fund will not be investing in mid-capitalization companies, explain why the use of this composite in not misleading for the Fund.

Response:  The Advisor uses indexes published by Russell Investments (“Russell”) as benchmarks for the Advisor’s products, and believes that the following two Russell Indexes best reflect the style used by the Advisor in managing the Bernzott U.S. Small Cap Value Fund: the Russell 2500 Value Index and Russell 2000 Value Index.  Russell states on its website, “The Russell 2500 Value Index measures the performance of the small to mid-cap value segment of the U.S. equity universe.” (Emphasis added.)  The largest company by market capitalization in this index as of May 31, 2012 is $11.26 billion.  Russell also states on its website, “The Russell 2000 Value Index measures the performance of the small-cap value segment of the U.S. equity universe.” (Emphasis added.)  The largest company in this index by market capitalization as of May 31, 2012 is $3.31 billion.  Taking the average between the upper boundaries of the Russell definitions of “small to mid-cap” and “small cap” results in a maximum capitalization size of $7.28 billion.  The Advisor believes it is appropriate for its U.S. small cap value strategy to have a maximum capitalization size that is 30% less than this average.

The Advisor changed the name of the composite in 2004 to more accurately reflect the range of capitalization of those holdings. The Advisor believes use of the composite returns from the period prior to 2004 is not misleading because the strategy and range of capitalization size of the holdings of accounts comprising the composite has not materially changed since the inception of the composite. The capitalization at the time of purchase of 90% of the companies currently held by accounts in the composite is less than $3.3 billion.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions
13.  Please confirm that the Fund’s fundamental policy on concentration will apply to its investments in a particular industry or group of industries.

Response:  The Fund confirms that its fundamental policy on concentration will apply to its investments in a particular industry or group of related industries.

Portfolio Managers

Compensation

14.  Provide specific information on how the portfolio managers receive a bonus.

Response:    The following has been added to the section:

Compensation.  The portfolio managers and all employees of the Advisor receive base salaries, discretionary bonuses, and discretionary contributions to a retirement plan.  The discretionary bonuses and retirement plan contributions are based on the Advisor’s overall profitability, not the profitability of a single fund or strategy. (Emphasis added).

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/JOY AUSILI
Joy Ausili
Investment Managers Series Trust
Secretary
626-914-1360